# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082308
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Stree, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 07/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001989492

## Reporting persons
- IAF, LLC: type of reporting person: other (OO); citizenship or place of organization: South Carolina (SC); does not affirm membership in a group (box b); sole voting power 315,779; shared voting power 0; sole dispositive power 315,779; shared dispositive power 0; aggregate amount beneficially owned 315,779 (4.1% of the class)
  Comment: Percentage of ownership in Row 11 is based on an aggregate of 7,670,889 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2025.
  
  This Amendment No. 3 amends the Schedule 13G filed by the Reporting Person named therein on December 20, 2023, as amended by Amendment No. 1 filed on February 12, 2025 and Amendment No. 2 filed on May 14, 2025. This Amendment No. 3 is being filed to report that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of common stock of the Issuer and constitutes an "exit filing" for the Reporting Person.

## Item 1. Issuer
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing: IAF, LLC
Address of principal business office or, if none, residence: c/o 115 Church Street, Charleston, South Carolina 29401
Citizenship: South Carolina

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the Reporting Person's cover page to this Schedule 13G.
Percent of class: See Row 11 of the Reporting Person's cover page to this Schedule 13G.
Sole power to vote or to direct the vote: See Row 5 of the Reporting Person's cover page to this Schedule 13G.
Shared power to vote or to direct the vote: See Row 6 of the Reporting Person's cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: See Row 7 of the Reporting Person's cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: See Row 8 of the Reporting Person's cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- IAF, LLC: /s/ Edward Bennett, Edward G. R. Bennett, Authorized Person (08/18/2025)